October 5, 2006

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  Kari Jin

Re:                               Metrologic Instruments, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 15, 2006
Form 10-Q for the Quarterly Period Ended March 31, 2006
Filed May 10, 2006
Form 8-K Filed July 27, 2006 and July 31, 2006
File No. 0-24712

Dear Ms. Jin:

This letter responds to the Staff’s comment letter dated September 14, 2006 addressed to the Company.

For your convenience, each of the Staff’s comments has been reproduced, followed by the Company’s response to such comment:

Form 10-Q for the Quarter Ended June 30, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Non-GAAP Financial Information

1.                                       We have reviewed your response concerning the non-GAAP operating statement columnar format in the filed document to exclude the adoption of SFAS 123R.  We continue to have the concerns previously expressed over how investors might view that information due to the format in which it’s [sic] been presented.  Consequently, we believe it should be removed immediately.

United States Securities and Exchange Commission
October 5, 2006

RESPONSE:

We will remove the non-GAAP operating statement columnar format in future filings.

Form 8-K Filed on July 27, 2006 and July 31, 2006

2.                                       We note your response to our prior comment no. 5 concerning the non-GAAP operating statement columnar format in the Form 8-Ks.  We continue to have the concerns previously expressed over how investors might view that information due to the format in which it’s [sic] been presented.  Consequently, we believe it should be removed for future 8-K filings.

RESPONSE:

We will remove the non-GAAP operating statement columnar format in future filings.

3.                                       We note your response to our prior comment no. 6 and we do not believe you completely address our comment.  Please provide us with your revised presentation and disclosure for future filing addressing the disclosures set forth in Question 8, such as the manner in which management uses the non-GAAP measure to conduct or evaluate its business (see bullet point in FAQ).  Further it is not evident from your response whether the Company utilizes EBITDA as a performance measure, liquidity measure or both.  If you utilize EBITDA as a liquidity measure provide to us and present in future filings the reconciliation of non-GAAP liquidity measures to the most comparable GAAP measure, such as cash flows from operations.  We refer you to Item 10(e)(i)(B) of Regulation S-K.

RESPONSE:

A Form 8-K was filed by the Company on September 13, 2006 indicating that the Company had entered into an Agreement and Plan of Merger.  Upon closing of this transaction, the Company will become a privately held company and will not be subject to the reporting requirements under the Securities Exchange Act of 1934.  In light of the aforementioned information, the Company does not anticipate any further Form 8-K filings that would incorporate the EBITDA information referred to in Question # 3 above.

United States Securities and Exchange Commission
October 5, 2006

Should this transaction not close and the Company still remain a public company, we will include all the relevant disclosures regarding this measure in future filings.

Sincerely,

Kevin J. Bratton
Chief Financial Officer

cc:                                 C. Harry Knowles (via facsimile)